6/22



05009229

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NEC Electronics Corp.

*CURRENT ADDRESS

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34733 FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐
12G32BR	(REINSTATEMENT)	☐
DEF 14A	(PROXY)	☐
AR/S	(ANNUAL REPORT)	☑
SUPPL	(OTHER)	☐

OICF/BY: dlw

DAT : 6/23/05

(Translation)

The following is an English translation of the Notice of the 3rd Ordinary General Meeting of Shareholders of NEC Electronics Corporation to be held on June 24, 2005, except for the INSTRUCTION ON VOTING RIGHTS in the Notice. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Electronics Corporation

1753, Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa

Kaoru Tosaka
President

June 8, 2005

To Our Shareholders:

NOTICE OF THE 3RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

The Third Ordinary General Meeting of Shareholders (the "General Meeting") of NEC Electronics Corporation (the "Company") will be held as follows:

1. DATE: June 24, 2005 (Friday) at 10:00 A.M. Japanese Standard Time
2. PLACE: Tamagawa Renaissance City Hall located within the NEC Tamagawa Plant at 1753, Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa, Japan
3. AGENDA OF THE GENERAL MEETING

   MATTERS TO BE REPORTED UPON:

   (1) Report on the Business Report, Consolidated Balance Sheet, Consolidated Statement of Income, and report on the results of the audit conducted on the Consolidated Balance Sheet and the Consolidated Statement of Income by the Independent Auditors and the Board of Corporate Auditors, with respect to the 3rd Business Period from April 1, 2004 to March 31, 2005.

   (2) Report on the Balance Sheet and Statement of Income with respect to the 3rd Business Period from April 1, 2004 to March 31, 2005.

(Translation)

MATTERS TO BE VOTED UPON:

(1) Approval of the Proposed Appropriation of Retained Earnings for the 3rd Business Period

(2) Election of Five Directors

(3) Issuance of Stock Acquisition Rights with specially favorable conditions to persons other than the shareholders for the purpose of granting stock options

(The outline of this proposal is shown in "REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS" below)

(4) Presentation of Retirement Allowances to the retiring Director

(Translation)

REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS

1. **Total number of voting rights:** 1,234,975

2. **Proposals for the matters to be voted upon and reference matters relating to the proposals:**

Proposal No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 3rd Business Period

The proposed appropriation of retained earnings for the 3rd Business Period is shown in the document titled "Report for the 3rd Business Period" attached to the Notice of the Ordinary General Meeting of Shareholders for the 3rd Business Period.

With the objective of maximizing corporate value, the Company considers retention of earnings very important for the purpose of research and development of new products and capital investment, and while striving to achieve a durable financial structure, the Company plans to distribute a part of its earnings to its shareholders in the form of dividends.

The achievement of a stable distribution of dividends being a fundamental objective, and based on the profitability of this business period, estimated profitability of the next business period, cash flow status, and other factors, the Company proposes that the year-end dividends for the 3rd Business Period to be 10 yen per share. Accordingly, the aggregate annual amount of dividends, including the interim dividends, for the 3rd Business Period will be 20 yen per share, which is the same as that of the 2nd Business Period.

Proposal No. 2: Election of Five Directors

Upon the close of the General Meeting, the term of office as Director held by all the Directors will expire.

It is proposed that five Directors be elected. The candidates are as follows:

(Translation)

	Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies		Number of the Company's Shares Held
1	Kaoru Tosaka (March 15, 1942)	April 1966	Joined NEC Corporation	3,800
		July 1993	Vice President and Executive General Manager, 1st Personal C&C Operations Unit, NEC Corporation	
		June 1994	Elected to the Board of Directors, NEC Corporation	
		June 1998	Senior Vice President, NEC Corporation	
		April 2000	Senior Vice President and Company Deputy President of NEC Solutions, NEC Corporation	
		April 2002	Senior Vice President and Company President of NEC Electron Devices, NEC Corporation	
		October 2002	Executive Vice President and Company President of NEC Electron Devices, NEC Corporation	
		November 2002	President, the Company (to the present)	
			(Representative Status in Other Companies)	
			Chairman, Advanced SoC Platform Corporation (ASPLA)	

(Translation)

	Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies		Number of the Company's Shares Held
2	Shunichi Suzuki (February 20, 1945)	April 1967	Joined NEC Corporation	0
		February 1996	General Manager, Affiliates and Auditing Division, NEC Corporation	
		July 1999	Vice President, NEC Corporation	
		April 2000	Associate Senior Vice President and General Manager, Corporate Strategic Planning & Business Development Division, NEC Corporation	
		June 2002	Senior Vice President and Member of the Board, NEC Corporation	
		November 2002	Elected to the Board of Directors, the Company (to the present)	
		April 2005	Executive Vice President and Member of the Board, NEC Corporation (to the present)	

(Translation)

	Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies		Number of the Company's Shares Held
3	Hideto Goto (January 1, 1947)	April 1970	Joined NEC Corporation	500
		July 1996	General Manager, 2nd Memory Division, Memory Operations Unit, NEC Corporation	
		July 1998	President, NEC Semiconductors (UK) Limited (to the present)	
		April 2002	Associate Senior Vice President and Deputy Executive General Manager, System LSI Operations Unit, NEC Corporation	
		November 2002	Senior Vice President and Vice President, Manufacturing Operations Unit, the Company	
		April 2004	Relieved of Vice President, Manufacturing Operations Unit, the Company	
		June 2004	Senior Vice President and Member of the Board, the Company (to the present)	
			(Representative Status in Other Companies)	
			Managing Director, NEC Semiconductors (UK) Limited	

(Translation)

	Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies		Number of the Company's Shares Held
4	Toshio Nakajima (October 5, 1947)	April 1970	Joined NEC Corporation	500
		April 1999	General Manager, 1st System LSI Division, System LSI Operations Unit, NEC Corporation	
		August 2001	President and Chief Executive Officer, NEC Electronics Inc. (currently NEC Electronics America, Inc.)	
		April 2002	Associate Senior Vice President, NEC Corporation	
		November 2002	Senior Vice President, the Company	
		April 2003	Resign as Senior Vice President, the Company	
		June 2004	Elected to the Board of Directors, the Company	
		April 2005	Senior Vice President and Member of the Board, the Company (to the present)	
5	Junshi Yamaguchi (November 27, 1950)	December 1976	Joined NEC Corporation	800
		September 2002	General Manager, Strategic Planning Division, NEC Electron Devices, NEC Corporation	
		November 2002	Vice President, Corporate Strategic Planning Unit, the Company	
		October 2003	Senior Vice President and Vice President, Corporate Strategic Planning Unit, the Company	
		August 2004	Senior Vice President, Vice President, Corporate Strategic Planning Unit, and General Manager, Corporate Communications Division, the Company (to the present)	

(Note) None of the candidates have a special conflict of interest with the Company.

(Translation)

Proposal No.3: Issuance of Stock Acquisition Rights under Specially Favorable Conditions to Persons other than Shareholders for the Purpose of Granting Stock Options

The Company hereby asks for authorization to issue stock acquisition rights under specifically favorable conditions to persons other than its shareholders, pursuant to the provision of Articles 280-20 and 280-21 of the Commercial Code of Japan, for the purpose of granting stock options.

1 Reason for Issuance of Stock Acquisition Rights under Specially Favorable Conditions to Persons other than Shareholders

With a view to promoting management's awareness of shareholder value and creating motivation to improve the business results of the Company and its group companies, the Company will issue stock acquisition rights (the "Stock Acquisition Rights") under specially favorable conditions to persons other than shareholders as listed below. Since the purpose of this issuance is to grant stock options, the Stock Acquisition Rights will be issued without any consideration, and the amount to be paid in for the exercise of each Stock Acquisition Rights shall be determined on the basis of the market value of shares of common stock of the Company at the time of issuance of the Stock Acquisition Rights.

2 Persons to whom Stock Acquisition Rights will be Allotted

Directors, Corporate Officers and employees of the Company and its subsidiaries.

3 Terms and Conditions of Stock Acquisition Rights

(1) Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights

Not more than 80,000 shares of the Company's common stock will be issued or transferred, provided, however, that if the Number of Granted Shares (as defined below) shall be adjusted pursuant to (2) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the Number of Granted Shares after adjustment by the total number of Stock Acquisition Rights to be issued.

(2) Total number of Stock Acquisition Rights to be issued

No more than 800

The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the "Number of Granted Shares") shall be 100. Provided, however, that if the Company splits or consolidates its shares of common stock on or after the date of issue of the Stock Acquisition Rights (the "Issue Date"), the Number of Granted Shares shall be adjusted according to the following formula:

$$\left[\text{Number of Granted Shares after adjustment}\right] = \left[\text{Number of Granted Shares before adjustment}\right] \times \left[\text{Ratio of split or consolidation}\right]$$

In addition, the Number of Granted Shares shall be adjusted to the extent reasonable and necessary, in the event of merger, company separation or reduction in capital of the Company and in other events similar thereto where an adjustment of the Number of Granted Shares is required.

The adjustment above shall be made only to the Stock Acquisition Rights which have not been exercised at the relevant time, and any fraction less than one (1) share resulting from such adjustment shall be discarded.

(3) Issue Price of Stock Acquisition Rights
None

(4) Amount to be Paid upon Exercise of Stock Acquisition Rights
The price to be paid in per share upon exercise of the Stock Acquisition Rights (the "Exercise Price") shall be equal to the price obtained by multiplying 1.05 by the average of the closing prices in regular trading of the shares of the Company on the Tokyo Stock Exchange (each the "Closing Price") on each day (except the days on which no sales took place) during the month immediately preceding the month in which the Stock Acquisition Rights are issued, with fractional amounts of less than one (1) yen resulting from this calculation to be rounded up to one (1) yen; provided, however, that, if such calculated price is lower than either of (i) the Closing Price on the date immediately preceding the Issue Date (if the Closing Price does not exist on such date, the Closing Price on the trading day immediately preceding such date) or (ii) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the Issue Date (with fractional amounts of less than one (1) yen resulting from this calculation to be rounded up to one (1) yen), the Exercise Price shall be the highest thereof.

(Translation)

In the event of a stock split or consolidation of the Company's common stock on or after the Issue Date, the Exercise Price shall be adjusted according to the following formula, with fractional amounts of less than one (1) yen resulting from this adjustment to be rounded up to one (1) yen:

$$\left[\text{Exercise Price after adjustment}\right] = \left[\text{The Exercise Price before adjustment}\right] \times \left[\frac{1}{\text{Ratio of split or consolidation}}\right]$$

In addition, the Exercise Price shall be adjusted to the extent reasonable and necessary, in the event of merger, company separation or reduction in capital of the Company and in other events similar thereto where an adjustment of the Exercise Price is required.

(5) Exercise Period of Stock Acquisition Rights

The Exercise Period will be sometime within the period from the Issue Date to the day on which four (4) years have passed from the Issue Date, which will be determined by the Board of Directors of the Company.

(6) Conditions of Exercise of Stock Acquisition Rights

(i) Each Stock Acquisition Right shall not be exercised in part.

(ii) The Stock Acquisition Rights shall not be exercised on or after the approval by the General Meeting of Shareholders of a merger agreement in which the Company is not the surviving company.

(iii) The Stock Acquisition Rights shall not be exercised on or after the approval by the General Meeting of Shareholders of a share exchange agreement or matters concerning share transfer in which the Company will become a wholly-owned subsidiary of another company.

(iv) Other conditions for exercise shall be as provided for in the "Agreement for Allocation of Stock Acquisition Rights" between the person to whom the Stock Acquisition Rights are allocated and the Company pursuant to the resolutions to be adopted at the General Meeting of Shareholders and the resolutions of Board of Directors of the Company.

(7) Events and Conditions for Cancellation of Stock Acquisition Rights

The Company may cancel the Stock Acquisition Rights without any compensation in the event that a holder of the Stock Acquisition Rights becomes unable to exercise the Stock Acquisitions Rights pursuant to (6)(ii) or (iii) above or in the event that a holder of the Stock Acquisition Rights no longer meets the conditions of (6)(iv) above for exercising the Stock Acquisition Rights.

(8) Restriction on Transfer of Stock Acquisition Rights
The Stock Acquisition Rights are nontransferable, unless such transfer is expressly approved by the Board of Directors of the Company.

Proposal No. 4: Presentation of Retirement Allowances to Retiring Director

Upon the close of the General Meeting, the term of office of Mr. Hirokazu Hashimoto as Director will expire. It is proposed that a reasonable retirement allowance be paid to the above one retiring Director according to the rules of the Company, in recognition of his services to the Company during his term as Director. It is further proposed that the Board of Directors be authorized to deliberate and decide the amount, timing, and method of payment as well as other details in respect of the retirement allowance to be paid to the retiring Director.

A brief employment history of the retiring Director at the Company is as follows:

Name	Brief Employment History at the Company	
Hirokazu Hashimoto	November 2002	Executive Vice President and Member of the Board (to the present)

(Translation)

BUSINESS REPORT

(For the Period from April 1, 2004 to March 31, 2005 (the "Period"))

1. Review of Operations

(1) Progress and Results of Operations of the NEC Electronics Group

(i) Overview

Led by a strong U.S. economy, the global economy performed well during the first half of the Period. The second half, however, was affected from the outset by escalating crude oil and raw materials prices. Sapping global economic growth further were U.S. interest rate hikes and other measures sparked by inflation fears. In Japan, too, growth leveled off in the second half of the year. In fields such as IT products and digital home appliances prices fell sharply and production cutbacks were made due to an oversupply of products.

In the semiconductor market, semiconductor demand was extremely robust in the run up to the summer Olympic Games in Athens. However, demand in product categories where the Olympics were expected to support growth, such as digital home appliances, failed to live up to initial forecasts. Demand reversed course from the summer onward, prompting semiconductor customers, namely device manufacturers, to initiate production cutbacks and to curb component procurement. Even after the first wave of drastic cutbacks—prompted by the sharp drop in demand for semiconductors due to these events amid a global economic slowdown—had leveled off, demand continued to wax and wane with no signs of a recovery apparent by the end of the fiscal year.

In such an operating environment, the NEC Electronics Group provided new semiconductor solutions. Prominent among them were baseband LSIs for 3G mobile handsets, the user base of which in Japan is expanding rapidly; image-processing system LSIs for ever-popular DVD recorders; and microcontrollers for automobiles which become more electronically controlled year by year. The NEC Electronics Group made significant progress in the area of commercializing its leading-edge technologies, as exemplified by the volume production and shipment of system LSIs for supercomputers with world-class processing capabilities manufactured on 90 nanometer technology. (A nanometer is equal to one billionth of a meter.)

In the area of production, NEC Yamagata, Ltd., one of the Company's subsidiaries, brought production lines for 300mm wafers, which had been under construction since the previous fiscal year, on-stream during this Period. This accomplishment enables the NEC Electronics Group to respond to growing demands for advanced semiconductors, like the LSIs used in third-generation (3G) mobile handsets. In an effort to boost the efficiency of semiconductor packaging and testing operations, the backend processing operations of NEC Yamaguchi, Ltd. was integrated into NEC Semiconductors Kyushu, Ltd., and the latter re-launched such operations under the new name of "NEC Semicon Package Solutions, Ltd." In another move, backend processing operations at the Takahata Plant of NEC Yamagata, Ltd. were sold to the ASE Group, a Taiwan-based manufacturer specializing in semiconductor packaging. The NEC Electronics Group spun off its divisions responsible for prototyping and established a new subsidiary, NEC Fabserve, Ltd. By utilizing its expertise in semiconductor prototyping and production, this new company will mainly specialize in offering prototyping services.

The NEC Electronics Group posted consolidated net sales of 708.0 billion yen, a decline of 4.0 billion yen (0.6 percent) from the previous year. This result was due to the decline of the Company's non-core resale business, despite an 8.2 billion yen (1.2 percent) year-on-year increase in its core semiconductor business sales of 679.8 billion yen. In the first half of the fiscal year, sales held steady in semiconductors for computing and peripherals, consumer electronics applications, and automotive and industrial applications. Nonetheless, the impact of production adjustments by customers and other factors from the start of the second half's weakened demand, causing sales declines in every application area with the exception of automotive and industrial applications.

Consolidated income before income taxes was 26.4 billion yen, a decrease of 18.0 billion yen (40.5 percent) from the previous year. This was due to the fact that amid a modest decline in sales, improvements in productivity and other initiatives enacted to boost cost efficiency were unable to cover higher equipment-related expenses stemming from an increase in capital expenditures for the 300mm wafer line and other projects, as well as an increase in R&D expenses. Consolidated net income, meanwhile, was 16.0 billion yen, down 12.0 billion yen (42.9 percent) from the previous year.

(ii) Review of Operations by End-Market Applications

Consolidated net sales by end-market application broken down into categories according to principal applications and characteristics of semiconductors for the Period are as follows:

Communications

Net sales of semiconductors for communications applications decreased 14.3 billion yen (9.4 percent) from the previous year, to 138.0 billion yen. Products such as semiconductors for broadband networking equipment including routers and mobile-phone base stations, and semiconductors for mobile handsets are included in this category.

(Translation)

Sales of semiconductors for mobile phones decreased year on year, mainly due to a weak Japanese mobile phone market and lower sales of system memory, a strong seller in the previous fiscal year. These factors outweighed year on year sales growth in baseband LSIs for third-generation (3G) mobile handsets. The first fiscal half saw sales growth due to higher demand for liquid crystal display (LCD) driver ICs for high-definition thin film transistor (TFT) LCDs used in mobile phones, but sales declined in the second fiscal half, leading to a year on year decrease.

Sales of semiconductors for broadband networking equipment recorded year-on-year growth, driven by higher sales of semiconductors for 3G mobile phone base stations systems, routers and optical communications devices.

Computing and Peripherals

Net sales of semiconductors for computing and peripherals applications increased by 2.7 billion yen (2.0 percent) from the previous year, to 140.9 billion yen. Semiconductors for servers, workstations, personal computers and PC peripherals are products included in this category.

Sales of semiconductors for servers and workstations declined sharply year on year, but overall sales improved due to increased sales of semiconductors for PC peripherals, most notably system LSIs for multifunction printers and LCD driver ICs for PC monitors. Regarding LCD driver ICs for large screens, in the first half of the fiscal year, sales grew year on year due to an increase in baseline demand as LCD panel manufacturers ramped up production. However, year on year sales were flat in the second fiscal half due to the effects of temporary inventory adjustments in the third quarter that were prompted by over-procurement by LCD panel manufacturers in the first fiscal half.

Consumer Electronics

Net sales of semiconductors for the consumer electronics applications increased 13.0 billion yen (14.7 percent) from the previous year, to 101.3 billion yen. Semiconductors for digital AV equipment and game consoles are products included in this category.

Sales of system LSIs for digital cameras and graphics processing LSIs for DVD recorders increased, as well as semiconductors for game consoles, resulting in a year-on-year increase.

Automotive and Industrial

Net sales of semiconductors for automotive and industrial applications increased 12.1

billion yen (13.3 percent) from the previous year, to 102.8 billion yen. Semiconductors used in automobiles and industrial systems, such as medical equipment, are products included in this category.

Sales of microcontrollers for car electronics and audio increased as automotive systems became increasingly electronically-controlled, and semiconductors used in factory automation (FA) increased, pushing sales higher year on year.

Multi-market ICs

Net sales of multi-market ICs decreased 1.4 billion yen (1.8 percent) from the previous year, to 78.6 billion yen. Products such as general purpose microcontrollers, gate arrays and multi-purpose SRAMs are those included in this category.

Although sales of general purpose microcontrollers increased, sales of multi-purpose SRAMs and gate arrays declined, resulting in a decrease in net sales year on year.

Discrete, Optical and Microwave Devices

Net sales of discrete, optical and microwave devices decreased 3.9 billion yen (3.2 percent) from the previous year, to 118.2 billion yen. Discrete devices such as diodes and transistors, optical semiconductors for optical communications equipment and DVD devices, and microwave semiconductors for mobile handsets and other applications are products included in this category.

Sales decreased year on year as a result of lower sales of discrete products caused by a slowdown in the semiconductor market, as well as flat sales of optical and microwave devices.

Other

Other net sales decreased 12.1 billion yen (30.0 percent) from the previous year, to 28.3 billion yen. This includes the sales of non-semiconductors products such as color LCDs, sold on a resale basis by the Company's sales subsidiaries.

The resale business in Japan was eliminated during the previous fiscal year, leading to a decline in sales for this category for this Period. Resale of non-semiconductor products are not part of NEC Electronics Group's core business, and affect the Company's overall profit and loss only minimally.

(Translation)

(2) Research and Development by the NEC Electronics Group

The NEC Electronics Group is actively engaged in the research and development of advanced technology in the field of semiconductors, mainly of the leading system LSI, to provide the best semiconductor solution to meet its customer's various needs. Major achievements of research and development activities in the Period are as follows:

(i) Development of world's first parallel CPU-equipped application processor for mobile handsets

The NEC Electronics Group developed an application processor for mobile handsets that can process a variety of multimedia functions such as TV phone, internet access and music reproduction, while maintaining low power consumption.

Mobile phone services have grown more diverse in recent years, now offering TV phone functionality, e-commerce and other services, in addition to conventional voice communications. The need to process different applications simultaneously has fueled demand for high-capacity application processors. The processor developed by the NEC Electronics Group features multiple CPU cores in parallel processing, a configuration widely viewed as the next step in processor technology, and is the first processor of its kind designed for mobile handsets. This processor architecture supports greater operational efficiency by enabling the optimal CPU for a given task to be selected based on the target application, and has taken the level of high-functionality and low power consumption to the next level, for example, making it possible to simultaneously utilize TV phone functions while conducting searches on the Internet for extended periods of time. The new application processor is also embedded with NEC Electronics Group's proprietary high-end digital signal processor, or DSP, a technology that allows users to view terrestrial digital television broadcasts on their mobile handsets.

(ii) Development of world's first system LSI for next-generation HD DVD drives

In collaboration with NEC Corporation, the NEC Electronics Group led the world in developing system LSIs for HD DVD drives with recording and playback functions. HD DVD is a next-generation DVD (Digital Versatile Disk) format that uses a blue laser to read and write data to disks, thus allowing the extended recording of content such as digital hi-vision satellite broadcasts, whose data volumes are nearly five times greater than those of conventional terrestrial broadcasts.

The short wavelength of the laser allows recording of large data volumes without degrading picture quality, making content viewable with the same beauty and visual impact it would have in the cinema. In addition to incorporating high-precision data writing and other proven NEC Electronics Group's technologies, the system LSI features newly developed data decoders and other embedded technologies compliant with the HD DVD standard. Going forward, the NEC

Electronics Group plans to leverage its extensive experience and diverse technologies it has built up from being in the market for system LSIs for the conventional DVD format to move aggressively in developing system LSIs for the next-generation DVD market.

(iii) Deployment of video recognition technology to enhance automobile driving safety

The NEC Electronics Group and NEC Corporation have been collaborating with each other on the development of video recognition technology for some time, and during the Period, work was completed on the design and prototyping for the application of this technology in automobiles, an area with extremely rigorous demands regarding safety.

When placed in automobiles, this technology is designed to constantly scan for and immediately recognize various obstacles as well as the lines on the roads as the vehicle speeds through, and if you include the capacity to be able to respond to environmental changes such as the weather, then the data that the semiconductors must process becomes enormous. At the heart of NEC Electronics Group's video recognition technology is a semiconductor chip embedded with 128 processors, each of which respectively and efficiently processes the broken down data. It is this chip structure that enables the complex processing capacity demanded for onboard automotive applications. Further, NEC Electronics Group's proprietary technology for lower power consumption enabled the chip to contain the heat it generates, attaining the reliability and high heat resistance required to permit its installation in automobiles. NEC Electronics Group's video recognition technology assists safer vehicle operation by aiding in the prevention of auto accidents and it may play a part in ushering in an era where the futuristic concept of fully automatic cruise control becomes a commercial reality.

(3) Capital Expenditures of the NEC Electronics Group

During this Period, the NEC Electronics Group invested a total of 163.2 billion yen in capital expenditures with the aim of expanding production facilities including a new production line for production using 300mm (12 inch) wafers.

(4) Financing Activities of the NEC Electronics Group

During this Period, the NEC Electronics Group raised funds of 110 billion yen through issuing Zero Coupon Convertible Bonds due 2011, which were issued on May 27, 2004, in order to finance its capital expenditure and other operations.

(5) Issues to be Addressed by the NEC Electronics Group

In line with its management policy to attain increased sales and profitability through improved customer satisfaction, the NEC Electronics Group is taking steps to address the following issues and to enhance corporate and shareholder value.

(i) Standardizing design and strengthening project management

Standardization and sharing of design infrastructure — including design rules, basic design component libraries and the C-language design environment — and the re-use of intellectual property (IP) cores developed in this environment, are key factors that determine the efficiency of designing system LSI hardware and software. Standardization and sharing of design infrastructure, as well as re-use of programs is important in software development as well. Program management capabilities in getting the design projects completed on time and within the allotted resources while using such design infrastructure, is key to the outcome of the quality, lead time and cost of the overall solution.

By standardizing and sharing designs and through enhanced project management, the NEC Electronics Group strives to improve the overall design quality of its solutions, as well as reduce lead times between the time the order is placed and LSI prototyping and volume production, as well as that of software development and debugging.

(ii) Establishing a new production line and production innovation

At NEC Yamagata, Ltd., a subsidiary of the Company, where a new 300mm wafer line was established, the increase of production volumes and yield improvement are important issues that need to be addressed. Not only is the volume production of 300mm wafers the first experience for the NEC Electronics Group, but the products to be manufactured on this line are high-end products implementing cutting-edge technology. Therefore, the NEC Electronics Group is bringing all of its technology and expertise together in a collective effort to reach a stable and high yield level of production at the earliest point possible.

With regard to existing production lines, the Company will focus on increasing overall equipment effectiveness (OEE). Equipment operating time includes time spent in actual production, as well as time spent on other non-productive processes. Since increasing the time spent on actual production and eliciting maximal performance from existing lines will both maximize performance of existing lines and lower production costs, the Company considers these issues important and will continue to endeavor for their achievement.

(iii) Launch of new information system

The NEC Electronics Group is creating a "global supply/demand management system" to standardize and raise the efficiency of its increasingly global business processes. Once complete, this new system should improve business efficiency, from product design through to production, sales and delivery. Concurrently, the Company is engaged in improving the transparency of its business operations as well as establishing an information sharing system to enhance collaboration among internal groups. The Company aims to bring this new supply/demand management system online as early as possible, leveraging the operational improvements from this system to improve both customer service and profitability.

(6) Explanation of Changes in the Results of Operations and Financial Position

(i) Changes in the Results of Operations and Financial Position (Consolidated)

(In billions of yen except per share figures)

Indices \ Business Period	1st Business Period 4/1/02-3/31/03	2nd Business Period 4/1/03-3/31/04	3rd Business Period 4/1/04-3/31/05
Net sales	725.1	712.0	708.0
Net income before income taxes	15.1	44.4	26.4
Net income	9.6	28.1	16.0
Net income per share (yen)	-	240.61	129.81
Total assets	655.5	741.5	814.2
Net assets	238.9	371.7	393.9

Notes: 1. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

2. "Net income per share" is calculated based on the average number of shares outstanding during each business period.

3. The consolidated financial statements of the Company for the 1st Business Period is prepared on a basis that reflects the historical consolidated financial statements of the Company assuming that the Company had existed as a stand-alone company along with the Company's current group structure prior to the Company's corporate separation on November 1, 2002.

(ii) Changes in the Results of Operations and Financial Position (Non-Consolidated)

(In billions of yen except per share figures)

Indices \ Business Period	1st Business Period 11/1/02-3/31/03	2nd Business Period 4/1/03-3/31/04	3rd Business Period 4/1/04-3/31/05
Net sales	221.3	563.1	562.8
Ordinary income	3.9	11.6	9.9
Net income	1.7	7.4	7.2
Net income per share (yen)	17.85	63.08	57.84
Total assets	587.8	614.6	691.9
Net assets	336.7	440.4	444.3

(Translation)

Notes: 1. Fractions in the 1st Business Period and 2nd Business Period less than one hundred million yen are discarded, and fractions in the 3rd Business Period less than one hundred million yen are rounded to the nearest hundred million yen.

2. "Net income per share" is calculated based on the average number of shares outstanding during each period.

2. Outline of the NEC Electronics Group and the Company (as of March 31, 2005)

(1) Major Operations of the NEC Electronics Group

The NEC Electronics Group's main business is the research, development, manufacture, sale and servicing of semiconductors, primarily system LSIs.

(2) State of Shares of the Company

(i) Total Number of Authorized Shares 400,000,000 shares

(ii) Total Number of Shares Issued 123,500,000 shares

(iii) Number of Shareholders 13,939 persons

(iv) Major Shareholders (Top 10)

(In thousands of shares)

Name of Shareholders	Number of Shares Held (Percentage of Voting Rights Held)	The Company's Holding in Shareholders (Percentage of Voting Rights Held)
NEC Corporation	80,300 (65.02%)	None (None)
Japan Trustee Services Bank, Ltd. (Re-trust of Sumitomo Trust & Banking Co., Ltd. / NEC Corporation pension and severance payments Trust Account)	6,200 (5.02%)	None (None)
Japan Trustee Services Bank, Ltd. (Trust Account)	5,475 (4.43%)	None (None)
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,121 (4.15%)	None (None)
State Street Bank and Trust Company 505103	1,391 (1.13%)	None (None)
UBS AG London Asia Equities	1,235 (1.00%)	None (None)
Mellon Bank ABN AMRO Global Custody N.V.	1,013 (0.82%)	None (None)

(Translation)

Name of Shareholders	Number of Shares Held (Percentage of Voting Rights Held)	The Company's Holding in Shareholders (Percentage of Voting Rights Held)
Trust & Custody Services Bank, Ltd. (Trust Account B)	751 (0.61%)	None (None)
UFJ Trust Bank Ltd. (Trust Account A)	742 (0.60%)	None (None)
Nippon Life Insurance Co. (Special Pension Account)	685 (0.56%)	None (None)

(Note) 6,200,000 shares (5.02% of voting rights) which are owned by Japan Trustee Services Bank, Ltd. (Re-trust of Sumitomo Trust & Banking Co., Ltd./NEC Corporation pension and severance payments Trust Account) were shares that were contributed by NEC Corporation as severance indemnities trusts. The voting rights of such shares will be exercised at the instruction of NEC Corporation.

(v) Acquisition, Disposition and Holding of the Company's Own Shares

(a) Shares acquired by the Company

Common Stock 297 shares

Total Amount Paid for Acquisition ¥1,657,100

(b) Shares disposed by the Company

Not Applicable

(c) Shares held by the Company as of March 31, 2005

Common Stock 889 shares

(vi) State of Stock Acquisition Rights Issued by the Company

(a) Stock acquisition rights to be issued pursuant to the provision of Articles 280-20 and 280-21 of the Commercial Code of Japan

	Number of Stock Acquisition Rights Issued	Class and Number of Shares for which Stock Acquisition Rights were Issued	Issue Price of Stock Acquisition Right
1st Stock Acquisition Rights (Resolved at the Company's General Meeting of Shareholders held on 6/13/03 and the Meeting of the Board of Directors held on 9/30/03)	3,135	313,500 shares of common stock	No charge

(Translation)

	Number of Stock Acquisition Rights Issued	Class and Number of Shares for which Stock Acquisition Rights were Issued	Issue Price of Stock Acquisition Right
2nd Stock Acquisition Rights (Resolved at the Company's General Meeting of Shareholders and the Meeting of the Board of Directors, both held on 6/25/04)	700	70,000 shares of common stock	No charge

Note: The 2nd stock acquisition rights are not exercisable since the condition set forth in (10) (v) (e) below was not met as of March 31, 2005.

(b) Stock acquisition rights attached to the bonds with stock acquisition rights issued pursuant to the provision of Article 341-2 of the Commercial Code of Japan

	Number of stock acquisition rights issued	Class and number of shares for which stock acquisition rights were issued	Issue price of stock acquisition right
Zero Coupon Convertible Bonds due 2011 (Resolved at the Meeting of the Board of Directors held on 5/10/04)	11,000	11,156,100 shares of common stock	No charge

(3) Employees of the NEC Electronics Group and the Company

(i) Employees of the NEC Electronics Group

Number of Employees	Increase (Decrease) from March 31, 2004
23,963	(487)

(ii) Employees of the Company

Number of Employees	Increase (Decrease) from March 31, 2004	Average Age	Average Years of Employment
4,912	(1,044)	39.9	2.4

Note: The decrease of the number of the Company's employees was due to, among other reasons, the Company's spin off of its semiconductor prototyping services unit, which was transferred to a newly formed subsidiary, NEC Fabserve, Ltd.

(Translation)

(4) State of Consolidation

(i) Relationship with Parent Company

NEC Corporation is the parent company of the Company and holds 65.02% of the total voting rights of the Company and reserves the right to instruct the exercise of 5.02% of the total voting rights of the Company which are contributed to severance indemnities trust.

The Company sells system LSIs and other products to NEC Corporation and its affiliates. Additionally, the Company leases its corporate headquarters and part of its offices from NEC Corporation, and outsources part of its research and development and other affairs to NEC Corporation. Furthermore, the Company believes that the continued use of the high-profile NEC trademark will contribute to the enhancement of the Company's own brand value, and thus continues to use the NEC trademark pursuant to the trademark license agreement executed between the Company and NEC Corporation.

(ii) Major Subsidiaries

Name of Subsidiaries	Capital (Millions of yen)	Percentages of Voting Rights Held by the Company (%)	Main Business
NEC Compound Semiconductor Devices, Ltd.	10,000	100	Development, manufacture and sale of optical devices and microwave devices
NEC Yamagata, Ltd.	1,000	100	Development, manufacture (front-end and back-end process) and sale of integrated circuits and discrete semiconductors
NEC Kansai, Ltd.	1,000	100	Development, manufacture (front-end and back-end process) and sale of integrated circuits and discrete semiconductors
NEC Kyushu, Ltd.	1,000	100	Manufacture (front-end process) and sale of integrated circuits
NEC Fukui, Ltd.	400	100	Development, manufacture (back-end process) and sale of integrated circuits and discrete semiconductors

(Translation)

Name of Subsidiaries	Capital (Millions of yen)	Percentages of Voting Rights Held by the Company (%)	Main Business
NEC Semicon Package Solutions, Ltd.	400	100 (80)	Manufacture (back-end process) and sale of integrated circuits
NEC Micro Systems, Ltd.	400	100	Design of integrated circuits and development of software
NEC Deviceport, Ltd.	400	100	Sale of electronic components
NEC Yamaguchi, Ltd.	320	100	Manufacture (front-end process) and sale of integrated circuits
NEC Fabserve, Ltd.	310	100	Prototyping, production and facility services of integrated circuits
NEC Electronics America, Inc.	(1,000USD) 380,800	100	Development, manufacture (front-end process) and sale of integrated circuits
NEC Semiconductors Ireland Limited	(1,000Euro) 30,366	100	Manufacture (back-end process) and sale of integrated circuits
NEC Electronics (Europe) GmbH	(1,000Euro) 14,000	100	Sale of electronic components
NEC Semiconductors (Malaysia) Sdn. Bhd.	(1,000RM) 118,237	100	Manufacture (back-end process) and sale of integrated circuits and discrete semiconductors
NEC Semiconductors Singapore Pte. Ltd.	(1,000SGD) 111,000	100	Manufacture (back-end process) and sale of integrated circuits
NEC Electronics Singapore Pte. Ltd.	(1,000SGD) 3,000	100	Sale of electronic components
P.T. NEC Semiconductors Indonesia	(1,000USD) 15,400	100 (0.01)	Manufacture (back-end process) and sale of integrated circuits and discrete semiconductors

(Translation)

Name of Subsidiaries	Capital (Millions of yen)	Percentages of Voting Rights Held by the Company (%)	Main Business
Shougang NEC Electronics Co., Ltd.	(Millions of yen) 20,750	50.3	Manufacture (front-end and back-end process), design and sale of integrated circuits
NEC IC Design Beijing Co., Ltd.	(1,000USD) 20,000	100	Design of integrated circuits, development and sale of software
NEC Electronics Hong Kong Limited	(1,000HKD) 2,000	100	Sale of electronic components
NEC Compound Semiconductor Devices Hong Kong Limited	(1,000HKD) 2,000	100 (100)	Sale of optical devices and microwave devices
NEC Electronics Taiwan Ltd.	(1,000NTD) 100,000	100	Sale of electronic components

(Note) Parenthetical figures in the column of percentage of voting rights indicate the percentage of voting rights held indirectly by the Company.

(iii) Progress of Business Affiliation

(a) NEC Yamagata, Ltd.'s packaging and testing operation unit in the Takahata plant was spun out through corporate separation on May 1, 2004, and all shares of the newly formed entity issued to NEC Yamagata, Ltd. were transferred to the ASE group, a Taiwanese semiconductor company, on May 31, 2004.

(b) The Company spun out its semiconductor prototyping services unit through corporate separation and established a wholly-owned subsidiary named NEC Fabserve, Ltd. on July 1, 2004. As a result NEC Fabserve, Ltd. is listed in the Major Subsidiaries section above from this Period.

(c) NEC Semiconductors Kyushu, Ltd., was renamed NEC Semicon Package Solutions, Ltd. on October 1, 2004 when it acquired NEC Yamaguchi, Ltd.'s packaging and testing operation unit which was spun out of NEC Yamaguchi, Ltd. through corporate separation. As the Company acquired NEC Semicon Package Solutions, Ltd.'s shares held by NEC Kyushu, Ltd. on April 1, 2005, the Company now directly owns 100% of NEC Semicon Package Solutions, Ltd.'s shares.

(Translation)

(iv) Results of Business Affiliation

There are a total of 26 consolidated subsidiaries as of March 31, 2005, consisting of 12 domestic companies and 14 overseas companies, including the major subsidiaries set forth in the "(ii) Major Subsidiaries" section above. The results of operations on a consolidated basis for the Period are set forth in "1. Review of Operations (1) Progress and Results of Operations of the NEC Electronics Group" above.

(v) Important Technical Alliances

Name of Company	Contents of Alliance
NEC Corporation	Cross licensing of each other's intellectual property

(5) Major Borrowings

Lenders	Balance of Borrowings	Number of Company's Shares and Percentage of Voting Rights Held by the Lenders	
	Millions of yen	Thousands of shares	%
The Development Bank of Japan	8,333	-	-
Mizuho Corporate Bank, Ltd.	3,333	-	-
Meiji Yasuda Life Insurance Company	3,333	-	-

(6) Principal Offices and Plants of the NEC Electronics Group

The Company		Head Office (Kawasaki, Kanagawa), Tamagawa Plant (Kawasaki, Kanagawa), Sagamihara Plant (Sagamihara, Kanagawa)
Subsidiaries	Domestic	NEC Compound Semiconductor Devices, Ltd. (Kawasaki, Kanagawa)
		NEC Yamagata, Ltd. (Tsuruoka, Yamagata)
		NEC Kansai, Ltd. (Ootsu, Shiga)
		NEC Kyushu, Ltd. (Kumamoto, Kumamoto)
		NEC Fukui, Ltd. (Sakai, Fukui)
		NEC Semicon Package Solutions, Ltd. (Yanagawa, Fukuoka)

(Translation)

		NEC Micro Systems, Ltd (Kawasaki, Kanagawa)
		NEC Deviceport, Ltd. (Kawasaki, Kanagawa)
		NEC Yamaguchi, Ltd. (Ube, Yamaguchi)
		NEC Fabserve, Ltd. (Sagamihara, Kanagawa)
	Overseas	NEC Electronics America, Inc. (United States of America)
		NEC Semiconductors Ireland Limited (Ireland)
		NEC Electronics (Europe) GmbH (Germany)
		NEC Semiconductors (Malaysia) Sdn. Bhd. (Malaysia)
		NEC Semiconductors Singapore Pte. Ltd. (Singapore)
		NEC Electronics Singapore Pte. Ltd. (Singapore)
		P.T. NEC Semiconductors Indonesia (Indonesia)
		Shougang NEC Electronics Co., Ltd. (Beijing, China)
		NEC IC Design Beijing Co., Ltd. (Beijing, China)
		NEC Electronics Hong Kong Limited (Hong Kong, China)
		NEC Compound Semiconductor Devices Hong Kong Limited (Hong Kong, China)
		NEC Electronics Taiwan Ltd. (Taiwan)

(7) Names etc. of Directors and Corporate Auditors of the Company

Name	Position at the Company	Responsibility or Principal Occupation
Kaoru Tosaka	*President	Management of execution of the business
Hirokazu Hashimoto	*Executive Vice President and Member of the Board	Assist President. Customer Satisfaction Promotion Division.
Hideto Goto	*Senior Vice President and Member of the Board	Manufacturing Operation Unit, Global Logistics Division, Environmental Management Division and Purchasing Division.
Toshio Nakajima	Member of the Board	President and Chief Executive Officer, NEC Electronics America, Inc.
Shunichi Suzuki	Member of the Board	Senior Vice President and Member of the Board, NEC Corporation
Norio Tanoue	Corporate Auditor (Full time)	

(Translation)

Name	Position at the Company	Responsibility or Principal Occupation
Keiji Suzuki	Corporate Auditor (Full time)	
Yasuyuki Shibata	Corporate Auditor	Attorney-at-law
Shigeo Matsumoto	Corporate Auditor	Corporate Auditor (Full time), NEC Corporation

(Note)

1. Messrs. Norio Tanoue and Yasuyuki Shibata are outside Corporate Auditors, as stipulated in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.
2. At the 2nd Ordinary General Meeting of Shareholders held on June 25, 2004, Messrs. Hideto Goto and Toshio Nakajima were elected as Directors, and Messrs. Norio Tanoue, Keiji Suzuki and Shigeo Matsumoto were elected as Corporate Auditors.
3. The names of Director and Corporate Auditors who retired during the Period, their positions at the time of retirement, and the date of and reasons for their retirement are as follows:

Name	Position at the Time of Retirement	Date of Retirement (Reason)
Kyoji Yamamoto	*Executive Vice President and Member of the Board	June 25, 2004 (expiration)
Jiro Takashima	Corporate Auditor (Full time)	June 25, 2004 (resignation)
Akio Kurosaka	Corporate Auditor (Full time)	June 25, 2004 (resignation)
Yasuo Matoi	Corporate Auditor	June 25, 2004 (resignation)

4. On April 1, 2005, the positions and responsibilities of Directors within the Company or principal occupation were partially changed as follows:

Name	Position	Responsibility or Principal Occupation after Change
Hideto Goto	*Senior Vice President and Member of the Board	Technology Foundation Development Operations Unit
Toshio Nakajima	*Senior Vice President and Member of the Board	1st Systems Operations Unit, 2nd System Operations Unit, 3rd System Operations Unit and 4th System Operations Unit.

(Translation)

Name	Position	Responsibility or Principal Occupation after Change
Shunichi Suzuki	Member of the Board	Executive Vice President and Member of the Board, NEC Corporation

5. Asterisks denote the Directors who have been acting as Corporate Officers. The names of other Corporate Officers (who are not also Directors) as of April 1, 2005 are as follows: Messrs. Yoshikazu Inada, Susumu Sato, Junshi Yamaguchi and Hiroshi Sato.

(8) Remuneration Paid to Directors and Corporate Auditors by the Company

	Number	Total Amount Paid (in millions of yen)
Directors	6	96
Corporate Auditors	7	50
Total	13	146

Notes:
1. In addition to the above, the Company paid a total of 3 million yen in retirement allowances for Directors, and a total of 5 million yen in retirement allowances for Corporate Auditors.
2. In addition to the above, the Company paid a total of 52 million yen to its Directors as bonuses from its appropriated earnings. During the Period, no bonuses were paid to the Corporate Auditors.
3. As of March 31, 2005, there were five (5) Directors and four (4) Corporate Auditors.
4. The numbers above include the numbers of Directors and Corporate Auditors who retired prior to March 31, 2005
5. The maximum monthly remuneration for Directors as approved by the General Meeting of Shareholders is 20 million yen. (Approved at the 2nd Ordinary General Meeting of Shareholders on June 25, 2004.)
6. The maximum monthly remuneration for Corporate Auditors as approved by the General Meeting of Shareholders is 10 million yen. (Approved at the 2nd Ordinary General Meeting of Shareholders on June 25, 2004.)

(9)Fees to be Paid to the Independent Auditors

Classification	**Amount (in millions of yen)**
(i) The total fees that the Company and its subsidiaries shall pay to the Independent Auditors	132
(ii) The total fees that the Company and its subsidiaries shall pay to the Independent Auditors for the services stipulated in Paragraph 1, Article 2 of the Certified Public Accountants Law, out of the total amount set forth in (i) above.	132
(iii) The fees that the Company shall pay to the Independent Auditors in their role as Independent Auditors, out of the total amount set forth in (ii) above.	91

Note: As there is no explicit distinction in the audit contract (entered into by the Company and the Independent Auditors) between the fees for audits based on the Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha and the fees for audits based on the Securities Exchange Law in Japan, and as it is difficult to distinguish between these two types of fees, the fees set forth in (iii) above include both of such fees.

(10) State of Stock Acquisition Rights with Specially Favorable Conditions Issued to Persons Other than the Shareholders

(i) Aggregate Number of the Stock Acquisition Rights Issued

700 (100 shares per stock acquisition right)

(ii) Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

70,000 shares of the Company's common stock

(iii) Issue Price of Stock Acquisition Rights

None

(iv) Amount to be Paid in per Share for Exercise of Stock Acquisition Rights

¥7,044

(v) Conditions of Exercise of Stock Acquisition Rights

(a) The period during which Stock Acquisition Rights may be exercised ("Exercisable Period") is from July 9, 2006 to July 8, 2008.

(b) Each Stock Acquisition Right shall not be exercised in part.

(c) The Stock Acquisition Rights shall not be exercised on or after the approval by the General Meeting of Shareholders of a merger agreement under which the Company is not the surviving company.

(d) The Stock Acquisition Rights shall not be exercised on or after the approval by the General Meeting of Shareholders of a stock exchange agreement or matters concerning share transfer in which the Company will become a wholly-owned subsidiary of another company.

(e) For the fiscal period ended March 31, 2004, the Company must record income before income taxes of 55.0 billion yen or more on a consolidated basis.

(f) The person to whom the Stock Acquisition Rights are allotted ("Qualified Person") must continuously be a Director, Corporate Officer or employee of the Company or its subsidiary up to and through the time that his/her Stock Acquisition Rights are exercised, provided, however, that (i) if the Qualified Person ceases to be a Director, Corporate Officer or employee of the Company or its subsidiary during the Exercisable Period for reasons other than involuntary termination for cause, the Qualified Person may exercise

(Translation)

the Stock Acquisition Rights for a period limited to one year from the day (inclusive) on which he/she ceases to be a Director, Corporate Officer or employee of the Company or its subsidiary; (ii) in case that the Qualified Person ceases to be a Director, Corporate Officer or employee of the Company or its subsidiary during the period from April 1, 2005 (inclusive) to July 8, 2006 (inclusive) for reasons other than involuntary termination for cause or his/her voluntary termination, the Qualified Person may exercise the Stock Acquisition Rights for a period of one year from July 9, 2006 (inclusive); and (iii) in case that the Qualified Person ceases to be a Director, Corporate Officer or employee of the Company or its subsidiary due to his/her death, the exercise by the successor of the Qualified Person shall be permitted for the same period as stated in (ii) or (ii) above, as applicable.

(vi) Events and Conditions for Cancellation of Stock Acquisition Rights

None

(vii) Description of Favorable Conditions

The Company has issued the Stock Acquisition Rights, without any consideration, to the Directors, Corporate Officers and certain key employees of the Company and its subsidiaries.

(viii) The Names of the Qualified Persons and the Number of the Stock Acquisition Rights Allotted

(a) Directors of the Company

Name	Number
Kaoru Tosaka	100
Hirokazu Hashimoto	50
Hideto Goto	50
Toshio Nakajima	50

(b) Corporate Officers and employees of the Company and Directors, Corporate Officers and employees of the Company's subsidiaries (Top 10)

Name	Number	
Yoshikazu Inada	30	The Company's Corporate Officer
Junshi Yamaguchi	30	The Company's Corporate Officer
Hiroshi Sato	30	The Company's Corporate Officer
Kunio Morioka	20	The Company's employee

(Translation)

Name	Number	
Hidetoshi Kosaka	20	The Company's employee
Zensuke Matsuda	20	The Company's employee
Shuichi Ohya	20	The Company's employee
Tetsuo Yoshino	20	The Company's employee
Yuichi Kawakami	20	The Company's employee
Mikio Takashima	20	The Company's employee

(c) Classification of the Stock Acquisition Rights issued to Corporate Officers and employees of the Company and Directors, Corporate Officers and employees of the Company's subsidiaries

Classification	Number of the Stock Acquisition Rights	Total Number of Qualified Persons
Corporate Officers and Employees of the Company	280	14
Directors of the Company's Subsidiaries	170	10
Corporate Officers and Employees of the Company's Subsidiaries	0	0

Note: The 2nd Stock Acquisition Rights are not exercisable since the condition set forth in (10) (v) (e) above was not met as of March 31, 2005.

3. Important Facts Concerning the Status of the NEC Electronics Group which Arose after the Fiscal Year Ended on March 31, 2005.

None.

(Translation)

CONSOLIDATED BALANCE SHEET

(As of March 31, 2005)

(Millions of Yen)

Assets	
Current assets:	
Cash and cash equivalents	¥ 225,691
Notes and accounts receivable, trade	100,795
Allowance for doubtful notes and accounts	(508)
Inventories	67,718
Deferred tax assets	18,378
Prepaid expenses and other current assets	6,567
Total current assets	**418,641**
Investments:	
Marketable securities	9,774
Investments, other	899
Total investments	**10,673**
Property, plant and equipment:	
Land	17,270
Buildings	239,582
Machinery and equipment	939,768
Construction in progress	37,410
	1,234,030
Accumulated depreciation	(890,539)
Total property, plant and equipment	**343,491**
Other assets:	
Deferred tax assets	29,774
License fees and other intangible	10,646
Other	997
Total other assets	**41,417**
Total Assets	**¥ 814,222**

(Translation)

(Millions of Yen)

Liabilities and shareholders' equity	
Current liabilities:	
Short-term borrowings	¥ 6,257
Current portion of long-term debt	8,449
Current portion of obligation under capital leases	828
Notes and accounts payable, trade	123,096
Accounts payable, other and accrued expenses	49,572
Accrued income taxes	5,576
Other current liabilities	8,948
Total current liabilities	**202,726**
Long-term liabilities:	
Long-term debt	133,067
Obligation under capital leases	4,368
Accrued pension and severance costs	76,254
Total long-term liabilities	**213,689**
Minority shareholders' equity in consolidated subsidiaries	**3,944**
Commitments and contingent liabilities	
Common stock:	**85,955**
Authorized	
400,000,000 shares	
Issued and outstanding	
123,500,000 shares	
Additional paid-in capital	**276,693**
Retained earnings	**40,829**
Accumulated other comprehensive income (loss)	**(9,608)**
Treasury stock, at cost	**(6)**
889 shares	
Total shareholders' equity	**393,863**
Total liabilities and shareholders' equity	**¥ 814,222**

(Translation)

Notes

(1) Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, unrealized gains (losses) on marketable securities, unrealized gains (losses) on derivative financial instruments and minimum pension liability adjustment.

(2) Property, plant and equipment with a net book value of ¥23,567 million was pledged at March 31, 2005.

(3) Under operating lease agreements, the Company is obligated to guarantee the residual value of machinery and equipment when the Company returns such machinery and equipment at the end of lease term. At March 31, 2005, the amount of the recognized residual value guarantee was ¥16,629 million.

(4) NEC Electronics America, Inc., a subsidiary of the Company, is currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory industry. NEC Electronics America, Inc. has been named as a defendant in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. Although no rulings have been issued in these proceedings at this time, the Company has accrued a probable and reasonably estimable amount of potential loss in connection with the U.S. Department of Justice' s investigation.

(Translation)

CONSOLIDATED STATEMENT OF INCOME

Year ended March 31, 2005

(Millions of Yen)

Sales and other income:	
Net sales	¥ 708,014
Gain on sales of property, plant and equipment and other	2,443
Interest and dividend income	489
Gain on sales of investments in securities	112
Total of sales and other income	**711,058**
Costs and expenses:	
Cost of sales	485,871
Research and development	107,942
Selling, general and administrative	81,025
Loss on sales or disposal of property, plant and equipment and other	7,483
Interest	749
Net foreign exchange loss	913
Loss on investments in securities	666
Total of costs and expenses	**684,649**
Income before income taxes and minority interest in losses of consolidated subsidiaries	**26,409**
Provision for income taxes	**10,714**
Income before minority interest in losses of consolidated subsidiaries	**15,695**
Minority interest in losses of consolidated subsidiaries	**(336)**
Net income	**¥ 16,031**

Notes

Net income per share:

Basic	129.81 yen
Diluted	120.30 yen

(Translation)

Principles for Preparation of the Consolidated Financial Statements

【Significant Accounting Policies】

1. Basis of preparation of the consolidated financial statements
Pursuant to Paragraph 1 of Article 179 of the Regulations for Enforcement of the Commercial Code of Japan, the accompanying consolidated financial statements have been prepared by using the terms, forms and methods consistent with accounting principles generally accepted in the United States of America. Certain information and footnotes required by accounting principles generally accepted in the United States of America are omitted pursuant to the same provision of the Regulations for Enforcements of the Commercial Code of Japan.

2. Method and basis of valuation of inventories
Inventories are stated at the lower of cost or market principally on a first-in, first-out basis.

3. Method and basis of valuation of marketable equity securities
The Company applies Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Marketable equity securities are reported at fair value based on market price at March 31, 2005. Unrealized gains and losses are included in accumulated other comprehensive income (loss), net of tax. Costs of marketable equity securities sold are calculated on the basis of the average cost of a particular security held at the time of sale.

4. Depreciation and amortization
Property, plant and equipment are depreciated mainly using the declining-balance method.
Intangible assets are mainly amortized on a straight-line basis.

5. Basis of provision for allowance

Allowance for doubtful notes and accounts
An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Accrued pension and severance costs
In accordance with SFAS No. 87, *Employers' Accounting for Pensions*, accrued pension and severance costs are provided for resignation of employees, based on fair value of benefit obligations and plan assets. The amounts smaller than accumulated benefit obligations compared with a total amounts of fair value of plan assets and accrued pension and severance costs already recognized before recording the minimum pension liability, are additionally recorded in minimum pension liability adjustment. Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

(Translation)

Report of Independent Auditors

April 25, 2005

TO: The Board of Directors
NEC Electronics Corporation (the "Company")

Ernst & Young Shin Nihon
Engagement partner and CPA Sadahiko Yoshimura (Seal)
Engagement partner and CPA Kazuya Oki (Seal)

We have audited the financial statements, which are the consolidated balance sheet and the consolidated statement of operations, for the 3rd business period, from April 1, 2004 to March 31, 2005, of the Company pursuant to Paragraph 3 of Article 19-2 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha. The consolidated balance sheet and the consolidated statement of operations are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated balance sheet and the consolidated statement of operations as an independent third party based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated balance sheet and the consolidated statement of operations are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet and the consolidated statement of operations. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the consolidated balance sheet and the consolidated statement of operations. We believe that our audit provides a reasonable basis for our opinion. Such audit procedures also include those audit procedures applied to the Company's subsidiaries as we considered necessary in the circumstances.

As a result of our audit, in our opinion, the consolidated balance sheet and the consolidated statement of operations as described above present fairly the financial position and the results of operations of the NEC Electronics group, which consists of the Company and its consolidated subsidiaries, etc., in conformity with applicable laws and the Company's Articles of Incorporation.

Neither our firm nor we have an interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law in Japan.

(Translation)

REPORT OF THE BOARD OF CORPORATE AUDITORS ON THE CONSOLIDATED BALANCE SHEET AND THE CONSOLIDATED STATEMENT OF OPERATIONS

We, the Board of Corporate Auditors, received reports from each Corporate Auditor on the method and results of the audit concerning the consolidated balance sheet and the consolidated statement of operations for the 3rd business period, from April 1, 2004 to March 31, 2005, and upon deliberation prepared this report. We hereby report as follows:

1. Outline of audit method by Corporate Auditors

   In accordance with auditing principles and auditing plans determined by the Board of Corporate Auditors, each Corporate Auditor received reports and explanations from Directors and Independent Auditors on the consolidated balance sheet and the consolidated statement of operations, and conducted its audit thereof.

2. Results of audit

   The method and results of the audit conducted by Ernst & Young Shin Nihon, the Independent Auditors, are fair and appropriate.

April 25, 2005

Corporate Auditor (Full-time)	Norio Tanoue (Seal)
Corporate Auditor (Full-time)	Keiji Suzuki (Seal)
Corporate Auditor	Yasuyuki Shibata (Seal)
Corporate Auditor	Shigeo Matsumoto (Seal)

Note: Messrs. Norio Tanoue and Keiji Shibata are outside Corporate Auditors stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-kaisha

(Translation)

BALANCE SHEET (on a non-consolidated basis)

(As of March 31, 2005)

(Millions of yen)

Assets	
Account	Amount
Current assets	¥ **453,738**
Cash	174,791
Cash equivalents	22,177
Notes receivable, trade	239
Accounts receivable, trade	76,005
Short-term loans	146,322
Accounts receivable, other	10,460
Finished goods	5,829
Semifinished components and work in process	4,208
Raw materials	6,650
Deferred tax assets	7,000
Other current assets	57
Fixed assets	**238,175**
Property, plant and equipment	**60,905**
Buildings and structures	6,612
Machinery and equipment	24,346
Transportation equipment, tools, furniture and fixtures	11,331
Construction in progress	18,616
Intangible fixed assets	**20,345**
Software	5,139
Software in progress	15,170
Other intangible fixed assets	37
Investments and other assets	**156,925**
Investments in securities	10,003
Investments in subsidiaries	104,372
Long-term loan receivable	10,222
Long-term prepaid expenses	17,733
Deferred tax assets	14,074
Other investments	520
Total assets	¥ **691,913**

(Translation)

(Millions of Yen)

Liabilities and shareholders' equity	
Account	Amount
Liabilities	
Current liabilities	**¥ 111,249**
Accounts payable, trade	64,068
Current portion of long-term debt	5,000
Accounts payable, other	29,791
Accrued income taxes	870
Other current liabilities	11,520
Long-term liabilities	**136,333**
Convertible bonds	110,000
Long-term debt	20,000
Accrued pension and severance cost	3,686
Other long-term liabilities	2,647
Total liabilities	**247,582**
Shareholders' equity	
Common stock	**85,955**
Capital surplus	**342,346**
Additional paid-in capital	342,346
Retained earning	**12,620**
Unappropriated retained earnings	12,620
Unrealized gains on investments in securities	**3,417**
Treasury stock	**(6)**
Total shareholders' equity	**444,332**
Total liabilities and shareholders' equity	**¥ 691,913**

(Translation)

STATEMENT OF INCOME (on a non-consolidated basis)
(For the Period from April 1, 2004 to March 31, 2005)

(Millions of yen)

Account	Amount
Ordinary income and expenses	
Operating income and expenses	
Net sales	¥ 562,840
Cost of sales	398,889
Selling, general and administrative expenses	167,911
Operating loss	**3,960**
Non-operating income and expenses	
Non-operating income	**18,894**
Interest income	1,324
Dividends income	16,769
Other non-operating income	801
Non-operating expenses	**5,017**
Interest expense	509
Loss on disposal of fixed assets	1,573
Other non-operating expenses	2,935
Ordinary income	**9,917**
Extraordinary gains and losses	
Extraordinary losses	**1,098**
Non-recurring depreciation of software for internal use	610
Devaluation of investments in securities and other	488
Income before income taxes	**8,819**
Current income taxes	2,200
Deferred income taxes	(563)
Net income	**7,182**
Retained earnings at beginning of year	**6,673**
Interim dividends paid	**1,235**
Unappropriated retained earnings	**¥ 12,620**

(Translation)

(Significant accounting policies)

1. Basis and method of valuation of assets

(1) Securities:

Investments in subsidiaries and affiliates		Moving average cost method
Investments in other securities	Marketable securities	Fair value method. Unrealized gains and losses on investments in marketable securities are included in shareholders' equity. Cost of sales for marketable securities are based on the moving average cost.
	Non-marketable securities	Moving average cost method

(2) Derivatives: Fair value method

(3) Inventories: Lower of cost or market method based on the cost calculated by the following method:

Finished goods	Custom-made products	Specific cost method
	Mass-produced standard products	First-in, first-out method
Work in process	Custom-made products	Specific cost method
	Mass-produced standard products	Average cost method
Semifinished components and raw materials		First-in, first-out method

2. Depreciation method for fixed assets:
   - Property, plant and equipment: Declining-balance method
   - Intangible fixed assets: Straight-line method

     Software for internal use is amortized on a straight-line basis over the useful years (5 years).

3. Basis of provision for allowance:

   Allowance for doubtful accounts

   — In order to provide for bad debt, allowance for ordinary receivable is provided based on past actual bad debt ratio, and allowance for bad debt is provided based on collectability.

   There is no balance as of March 31, 2005.

   Accrued pension and severance cost

   — The Company has defined benefit funded plans applying cash balance pension plans and severance indemnity plans for its employees.

   In order to provide for pension and severance payments, accrued pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of March 31, 2005.

   Regarding the difference arising upon changes in the accounting standards, the amount succeeded to from NEC Corporation is allocated proportionally and expensed.

4. Lease transactions

   Finance lease transactions except for the case where the ownership of leased assets is transferred to the lessee are recorded in accordance with the policy of ordinary lease transactions.

5. Accounting for hedging

   For derivative transactions for the purpose of hedging interest rate, the Company adopts deferred accounting for hedging.

   ·Means of hedging : interest rate swap

   ·Hedging subject: debt

6. Accounting policies on consumption taxes

   Consumption taxes are accounted for as deposits received or deposits paid.

(Translation)

(Notes on Balance Sheet)

1. Reported amounts are in millions of yen, and fractions less than one million yen are discarded.
2. Monetary receivable from parent company

Short-term	¥1,032 million

3. Monetary payable to parent company

Short-term	¥6,313 million

4. Monetary receivable from subsidiaries:

Short-term	¥193,644 million
Long-term	¥9,916 million

5. Monetary payable to subsidiaries:

Short-term	¥44,990 million

6. Accumulated depreciation of property, plant and equipment: ¥105,789 million
7. Guarantees for loan: ¥26,154 million
   Obligations similar to guarantees: ¥346 million
   Residual value guarantees for operating lease agreements ¥10,936 million
8. The amount of net assets as prescribed in accordance with Article 124, item 3 of Commercial Code Enforcement Regulation of Japan is ¥3,417 million.

(Notes to Statement of Income)

1. Reported amounts are in millions of yen, and fractions less than one million yen are discarded.
2. Transactions with parent company

Net sales	¥542 million
Purchases	¥3,808 million
Transactions other than operation	¥11,047 million

3. Transactions with subsidiaries:

Net sales	¥245,807 million
Purchases	¥427,458 million
Transactions other than operation	¥45,620 million

4. Research and development expenses included in "Selling, general and administrative expenses" were ¥99,329 million.
5. Net income per share: ¥57.84

(Translation)

Proposed
Appropriation of Retained Earnings

(Yen)

Unappropriated retained earnings	¥ 12,620,095,714
To be appropriated as follows:	
Dividends (¥10 per share)	1,234,991,110
Bonuses payable to Directors	39,300,000
Reserve for special depreciation	59,422,151
Unappropriated retained earnings to be carried forward	¥ 11,286,382,453

Notes

1. Dividends per share are calculated on the basis of the number of shares outstanding, less 889 treasury stocks.
2. An interim dividend of ¥10 per share, totaling ¥1,234,993,800, was paid on December 10, 2004

(Translation)

Report of Independent Auditors

April 25, 2005

TO: The Board of Directors
NEC Electronics Corporation (the "Company")

E &Y Shin Nihon
Representative partner and CPA Sadahiko Yoshimura (Seal)
Representative partner and CPA Kazuya Oki (Seal)

We have audited the financial statements, which are the balance sheet, the statement of operations, the business report (accounting matters only), the proposed appropriation of retain earnings, and supplementary schedules (accounting matters only) for the 3rd business period, from April 1, 2004 to March 31, 2005, of the Company pursuant to Paragraph 1, Article 2 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha. The accounting matters of the business report and supplementary schedules that we have audited are those matters derived from accounting books and records. The financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and supplementary schedules as an independent third party based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the financial statements and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Such audit procedures also include those audit procedures applied to the Company's subsidiaries as we considered necessary in the circumstances.

As a result of the audit, our opinions are as follows:

(1) The balance sheet and the statement of operations present fairly the Company's financial position and the results of operations in conformity with applicable laws and the Articles of Incorporation.

(2) The business report (accounting matters only) presents fairly the Company's affairs in conformity with applicable laws and the Articles of Incorporation.

(3) The proposed appropriation of retained earnings is in conformity with applicable laws and the Articles of Incorporation.

(4) As regards the supplementary schedules (accounting matters only), there are no matters that should be reported pursuant to the Commercial Code.

Neither our firm nor we have an interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

(Translation)

REPORT OF THE BOARD OF CORPORATE AUDITORS

We, the Board of Corporate Auditors, received reports from each Corporate Auditor on the method and results of the audit concerning the performance by the Directors of their duties during the 3rd business period, from April 1, 2004 to March 31, 2005, and upon deliberation prepared this report. We hereby report as follows:

1. Outline of audit method by Corporate Auditors

In accordance with auditing principles determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other meetings of importance, received reports on operations from Directors and employees, examined documents evidencing important authorizations, and inspected the operations and the state of assets at the head office and principal facilities. (This includes the compliance status of laws and regulations, as well as internal operating procedures of risk management.) With respect to the Company's subsidiaries, each Corporate Auditor received reports on operations from relevant divisions and, when necessary, visited the subsidiaries for receiving reports on their operations, and inspected the operations and the state of assets. Furthermore, each Corporate Auditor received a report from the Independent Auditors on their audit and reviewed the accounting documents and supplementary schedules thereof.

In addition to the auditing procedures mentioned above, each Corporate Auditor, where necessary, received reports from Directors and employees in connection with (a) transactions by a Director in competition with the Company, (b) transactions between a Director and the Company in which the Director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company, and investigated the transactions in detail.

2. Results of audit

(1) The procedures and results of the audit conducted by E & Y Shin Nihon, the Independent Auditors, are fair and appropriate.

(2) The business report presents fairly the position of the Company in conformity with applicable laws and the Articles of Incorporation.

(3) In view of the state of assets of the Company and other circumstances, we have found no matters that must be reported concerning the proposed appropriation of retained earnings.

(4) Supplementary schedules presents fairly the matters to be disclosed therein and we have found no matters that must be reported in respect thereof.

(5) We have found no improper acts by Directors in the performance of their duties or any material facts in connection with the performance by Directors of their duties that constitute any violation of applicable laws or the Articles of Incorporation.

(6) Upon the investigation of the Company's subsidiaries, we have found no matters that must be reported with regard to the performance by Directors of their duties.

We also have found no breach of duties of Directors in (a) transactions by a Director in competition with the Company, (b) transactions between a Director and the Company in which the Director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company.

April 25, 2005

Corporate auditor (Full-time) Norio Tanoue (Seal)
Corporate auditor (Full-time) Keiji Suzuki (Seal)
Corporate auditor Yasuyuki Shibata (Seal)
Corporate auditor Shigeo Matsumoto (Seal)

(Note) Messrs. Norio Tanoue and Yasuyuki Shibata are outside Corporate Auditors stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-kaisha